

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2010

Guillermo Reda
Chief Financial Officer
YPF Sociedad Anónima
C1106BKK
Ciudad Autónoma de Buenos Aires
Argentina

> **Re: YPF Sociedad Anónima**
> **Registration Statement on Form F-3**
> **Filed November 26, 2010**
> **File No. 333-170848**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 29, 2010**
> **Current Report on Form 6-K**
> **Filed December 7, 2010**
> **File No. 1-12102**

Dear Mr. Reda:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 20-F

Risk Factors, page 7

The oil and gas industry is subject to particular economic and operation risks, page 11

1. We note your response to prior comment one from our letter dated September 28, 2010. Please expand your discussion of "certain exclusions" related to control-of-well incidents under your insurance policy for operations in the Gulf of Mexico. Also, you state that "certain contractors are responsible for indemnifying the consortium for damages." This

suggests that not all contractors provide such indemnification. Explain what you mean by "certain."

2.   We note your response to prior comment two from our letter dated September 28, 2010.

- Please quantify and explain your level of commitment under the "inter-company agreement" in regards to any financial obligation you may have for events covered by the agreement.

- Explain in further detail the "plan of action" in the event of a spill or leak under the HSEC management plan for the Neptune field. Discuss what preparations have been made to respond to a potential spill or leak and tell us the resources available.

Item 10. Additional Information, page 138

3.   In the third paragraph, you cite Decree 628/1997 as the source for the conversion mechanism of certain Class C shares into Class D shares. In a press release posted by the Federation of Former Employees of YPF ("Federation") on its website at http://feaypf.com/en-press.htm, the Federation claims that this decree was declared unconstitutional by the Federal Supreme Court of Argentina.   Please explain the status of this decree and how you are able to rely upon this decree to convert your Class C shares into Class D shares and sell the shares.

Current Report on Form 6-K filed December 7, 2010

4.   In the first paragraph of your letter to the Buenos Aires Stock Exchange, you state that you "have verified the existence of non conventional gas with an estimated volume of approximately 4.5 TCF." However, you do not define whether these volumes represent proved reserves or some less certain category of resource.   Please advise. If these volumes do not qualify for disclosure in your filings with the SEC, please provide cautionary language so advising investors.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Parker Morrill at (202) 551-3696 or, in his absence, me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Nicholas A. Kronfeld, Esq.
        (via facsimile)